SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

MARCH 15, 2006

AngloGold Ashanti Limited
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ❏

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❏   **No**: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❏   **No**: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❏   **No**: ☒

Enclosures: ANGLOGOLD ASHANTI SUMMARY REPORT – EXTRACTED FROM THE 2005
ANNUAL REPORT PREPARED IN ACCORDANCE WITH INTERNATIONAL
FINANCIAL REPORTING STANDARDS (IFRS)





05

Summary
Report

AngloGold Ashanti

Scope of the report

The AngloGold Ashanti Summary Report 2005 presents a summary of the operating and financial results for the period 1 January 2005 to 31 December 2005. This summary is based on the Annual Report 2005, which has been prepared in accordance with the International Financial Reporting Standards, the South African Companies Act No. 61 of 1973 and the Listings Requirements of the JSE Limited (JSE). The guidelines of the King Report on Corporate Governance, 2002 have also been taken into account. The annual report is submitted to the JSE as well as to the London, New York, Ghana and Australian stock exchanges and the Paris and Brussels bourses. It is also submitted to the US Securities and Exchange Commission (SEC) on a Form 6-K.

Mineral Resources and Ore Reserves are reported in line with the South African Code for Reporting of Mineral Reserves and Resources (SAMREC 2000) and the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (JORC 2004). Competent persons in terms of all these codes have prepared, reviewed and confirmed the Mineral Resources and Ore Reserves as reported in this publication. The Annual Report 2005 contains a summary of the Mineral Resources and Ore Reserves while a more detailed breakdown that includes tables and graphs is available in a separate supplementary document.

AngloGold Ashanti has for the third consecutive year produced a Report to Society in conjunction with the Annual Report to ensure a comprehensive understanding of all aspects of the group. The Report to Society seeks to explain and assess the economic, social and environmental aspects of AngloGold Ashanti's business.

Both the Annual Report 2005 and the Report to Society 2005 are available online on the corporate website at www.AngloGoldAshanti.com, as is the supplementary document on group Mineral Resources and Ore Reserves. These documents are also available on CD and in a printed version, and can be requested from the contacts listed at the end of this report.

In addition, AngloGold Ashanti prepares an annual report on Form 20-F which complies with generally accepted accounting principles in the United States. The Form 20-F must be filed with the Securities and Exchange Commission in the United States by no later than 30 June 2006 and will be available on the corporate website. It can be requested from the contacts listed at the end of this report.

Contents

Forward-looking statements

Certain statements contained in this document including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti's operations, including the completion and commencement of commercial operations of certain of AngloGold Ashanti's exploration and production projects, its liquidity and capital resources and expenditure, contain certain forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion on such factors, refer to the risk management section of The Annual Report 2005.

AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of the annual report to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

Through this document, dollar or $ refers to US dollar unless otherwise stated.

Financial

- 2005 average dollar gold spot price of $445 per ounce, 9% higher than 2004.

- 2005 received gold price increased by 11% to $439 per ounce.

- Adjusted gross profit up by 6% to $469 million.

- Capital expenditure up by 23% to $722 million.

- Adjusted headline earnings down by 26% to $200 million.

- Total dividend for the year of R2.32 per share, or $0.36 per ADS.

Operational

- Gold production up 6% to 6.2 million ounces reflecting the inclusion of the full year's production from the former Ashanti mines.

- Total cash costs rose 6% to $281 per ounce mainly due to inflation and strong operating currencies.

- Ore Reserves down 20% to 63 million ounces and Mineral Resources 19% lower at 176 million ounces as at the end of December 2005.

Letter from the chairman and chief executive officer

The year ended 31 December 2005 saw a 6% production increase to 6.2 million ounces. This was largely attributable to the inclusion of a full year's production from the former Ashanti assets, in addition to an outstanding performance from Sunrise Dam in Australia in the first half of the year, and significant improvements at Morila in Mali and Mponeng in South Africa. Certain key assets, namely Obuasi in Ghana, Geita in Tanzania and Sunrise Dam in Australia, finished the year with anticipated lower grades. Plans are in place to move these operations toward optimal operational and cost levels, which should begin to be evident by the middle of 2006.

Earlier in the year, AngloGold Ashanti responded to the ongoing cost pressures associated with the rising costs of key mining inputs and the strength of our local operating currencies by implementing a stringent savings programme designed to eliminate $110 million in costs by the end of 2005. Pleasingly, the total savings realised from these initiatives was $160 million, well in excess of our target, which helped to limit cash cost escalation and resulted in a year-end total cash cost for the group of $281 per ounce.

AngloGold Ashanti endorses the need for the stringent accounting requirements imposed by various accounting authorities responsible for setting standards with the aim of transparency and international comparability. However, for observers not familiar with complex accounting detail, these requirements often have the result of potentially distorting reported performance. The table on pages 16 to 20 of the full Annual Report is presented to assist shareholders to better understand our results.

Thus the substantial decline in operating profit from $102 million in 2004 to a loss of $36 million and a net loss of $160 million for 2005 must be seen in the light of the accounting treatment of hedging and the convertible bond. Adjusted headline earnings for 2005 amounted to $200 million.

A dividend of 62 South African cents (10 US cents) per share has been declared for the six months ended 31 December 2005. This represents a similar percentage payout to adjusted headline earnings, as was announced at the mid-year declaration, resulting in a total dividend for the year of 232 South African cents (36 US cents) per share. Given that the group is in a very high capital expenditure phase, we will continue to manage our approach to the dividend and capital allocation on the basis of prudent financial management.

Investor and speculator interest in gold led to the price reaching a 25-year high of $567 per ounce in January this year, with an annual average for 2005 of $445 per ounce, 9% higher than in 2004. The price continued to hold later in the year, despite a stronger dollar. AngloGold Ashanti continues to take a positive view of the gold price and, consequently, will continue to deliver into maturing forward sales contracts and to increase the proportion of our production which is exposed to the higher price for our product.

On 2 August, the company received notice from the South African Department of Minerals and Energy that it had been granted its application for new order mining rights in terms of the Mineral and Petroleum Resources Development Act. This development represented the culmination of a long but constructive engagement with government, in which AngloGold Ashanti sought to ensure that both the spirit and letter of the Mining Charter was fulfilled, bringing certainty to shareholders and offering employees and the communities in which we operate new opportunities for sharing in the wealth creation of our group. The creation of an Employee Share Ownership Programme is under consideration and is being discussed with employee groups.

We deeply regret that 25 employees lost their lives in workplace accidents during 2005. The safety of employees on all of our operations remains a very significant focus of management attention and resources on all of AngloGold Ashanti's operations and particularly in the more hazardous deep-level mines in South Africa. We are pleased to note, however, that the group's fatal injury frequency rate (FIFR) improved by 26% to 0.14 per million man hours worked, a 64% improvement since the group was established in its current form in 1998. It is noteworthy that AngloGold Ashanti's FIFR now compares favourably to those recorded in the mining industries of the United States, Canada and Australia. Management continues both to explore technical solutions to mining risks and to promote employee behaviour designed to improve workplace safety.

The group's South Africa region continues to make good progress in the campaign against HIV and AIDS, in respect of both prevention and treatment. During the year, health care staff conducted more than 10,000 voluntary counselling sessions with employees – 32% of our South African employees attended voluntary counselling clinics during the year, compared to 10% in 2004. This improvement is ascribed, at least in part, to the success of the mines' peer educator programme, which produced 265 new peer trainers during 2005. Some 3,200 patients are currently enrolled in treatment programmes and there are 934 who are currently on anti-retroviral therapy. More than 80% of patients who have been part of a treatment programme have returned to work.

Shareholders will be aware of the announcement in October 2005 by Anglo American plc and confirmed in a subsequent statement in February this year that it intended to reduce its shareholding in AngloGold Ashanti, retaining a significant shareholding in the medium term, in order to give this group greater flexibility to pursue its strategic agenda. This agenda is focused on improving the efficiency of existing operations, seeking new orebodies in under-explored gold regions of the world and seeking value-adding merger and acquisition opportunities. The group's growth strategy is particularly crucial at a time in the gold industry when the search for new gold production and access to additional ounces is paramount for all producers, as witnessed in the recent further consolidation in the gold industry. Despite this growth imperative, however, AngloGold Ashanti will not pursue the acquisition of ounces at the expense of shareholder value.

In this regard, our participation in the Boddington Expansion Project in Western Australia has received the approval of the board. Boddington, on a 100% basis, has project resources of 24.5 million ounces of gold and 1,040kt of copper, with reserves of 17.1 million ounces of gold and 658kt of copper. In respect of our 33.33% interest, we are looking at a current project life of more than 15 years with gold production of approximately 330,000 ounces per year and at a projected real cash cost of $209 per ounce for the first five years.

Looking ahead to the rest of 2006, we are expecting a modest production decline to between 5.9 million ounces and 6.1 million ounces, partly as a consequence of reduced production at Bibiani in Ghana and Savuka in South Africa. However, production is forecast to increase by six to eight per cent in 2007, as new projects, expansion programmes and anticipated grade improvements begin to have their expected effects.

We are pleased to welcome Reginald Bannerman who has joined the board recently. A Ghanaian lawyer who has spent more than 48 years in law practice, Reginald has a wealth of experience from which we can benefit.

Finally, we must note that Kelvin Williams retires from the board in May this year, after a long and distinguished career with AngloGold Ashanti and the Anglo American group of companies. Kelvin is widely regarded as a global authority on the gold market and gold hedging. His contribution to the company and the group is appreciated and will be missed. Kelvin's hedging responsibilities will be assumed by Mark Lynam, the AngloGold Ashanti treasurer, and his marketing activities by Thero Setiloane, who is presently also the chairman of Rand Refinery.

Russell Edey   **Bobby Godsell**
Chairman   Chief executive officer

28 February 2006

	Attributable production (000 oz)	Gold income ($m)	Capital expenditure ($m)

SOUTH AFRICA

   

43%

REST OF AFRICA

   

35%

USA

   

5%

SOUTH AMERICA

   

9%

AUSTRALIA

   

8%

Annual production
(000oz)

- The operations here are divided into two regions, West Wits and Vaal River, which together have seven mines, namely Great Noligwa, Kopanang, Moab Khotsong, Mponeng, Savuka, Tau Lekoa and TauTona.
- As at 31 December 2005, Ore Reserves for these operations totalled 26.8 million ounces of gold – 42% of group reserves.
- Combined, these mines employed some 42,500 people and produced 2,676,000 ounces of gold in 2005, equivalent to 43% of total group output.
- The South African operations contributed $230 million – 49% – to group adjusted gross profit.
- Capital expenditure for the year totalled $347 million.



- This region includes the mining operations in Ghana (Obuasi, Bibiani, Iduapriem), Guinea (Siguiri), Mali (Morila, Sadiola, Yatela), Namibia (Navachab) and Tanzania (Geita).
- As at 31 December 2005, Ore Reserves for all these operations totalled 23.2 million ounces of gold – 37% of group reserves.
- Combined, these mines employed some 16,200 people and produced 2,148,000 ounces of gold in 2005, equivalent to 35% of total group output.
- The operations in Africa (outside of South Africa) contributed $74 million – 16% – to group adjusted gross profit.
- Capital expenditure for the year totalled $221 million.



- The one mining operation here is Cripple Creek & Victor (CC&V) in the state of Colorado.
- As at 31 December 2005, Ore Reserves at CC&V totalled 3.3 million ounces of gold – 5% of group reserves.
- This operation employed some 390 people and produced 330,000 ounces of gold in 2005, equivalent to 5% of total group output.
- This operation contributed $17 million – 5% – to group adjusted gross profit.
- Capital expenditure for the year totalled $8 million.



- The mining operations here are located in Brazil (AngloGold Ashanti Mineração and Serra Grande) and Argentina (Cerro Vanguardia).
- As at 31 December 2005, Ore Reserves in Brazil and Argentina totalled 4.2 million ounces of gold – 7% of group reserves.
- Combined, these mines employed some 4,400 people and produced 557,000 ounces of gold in 2005, equivalent to 9% of total group output.
- The operations together contributed $118 million – 25% – to group adjusted gross profit.
- Capital expenditure for the year totalled $100 million.



- The mining operation here is Sunrise Dam in the state of Western Australia; another operation, Boddington also in Western Australia, is currently on care and maintenance.
- As at 31 December 2005, Ore Reserves totalled 5.6 million ounces of gold – 9% of group reserves.
- Sunrise Dam employed some 375 people and produced 455,000 ounces of gold in 2005, equivalent to 8% of total group output.
- This operation contributed $46 million – 10% – to group adjusted gross profit.
- Capital expenditure, at both Sunrise Dam and Boddington for the year totalled $38 million.



Business overview – 2005







Corporate highlights – 2005

- Production of 6.2 million ounces of gold in 2005 – an increase of 6% on production in 2004.
- Capital expenditure of $722 million, primarily in South Africa, at Mponeng and TauTona and on the development of Moab Khotsong, at Obuasi in Ghana, at AngloGold Ashanti Mineração in Brazil, Geita in Tanzania and at the Australian operation, Sunrise Dam.
- As at 31 December 2005, Proved and Probable Ore Reserves totalled 63 million ounces and total Mineral Resources inclusive of Ore Reserves 176 million ounces.
- More than 60,000 people, including contractors, employed around the globe.

AngloGold Ashanti, one of the world's leading gold mining companies, has 21 operations in 10 countries on four continents. Its portfolio includes long-life, relatively low-cost assets and differing orebody types in key gold-producing regions around the globe. Activities range from deep-level hard-rock mining to open-pit mining, and include exploration, both brownfields and greenfields, as well as research and development. AngloGold Ashanti was established in April 2004 following the business combination of AngloGold Limited, a South African gold mining company, and Ashanti Goldfields Company Limited, a Ghanaian gold mining company. The combined Proved and Probable Ore Reserves of the group amounted to 63.3 million ounces as at 31 December 2005.

AngloGold Ashanti's main product is gold with a small portion of its revenue being derived from the sales of silver, uranium oxide and sulphuric acid. These products are sold on world markets.

The primary listing of the group's ordinary shares is on the JSE Limited (JSE) in South Africa. Its ordinary shares are also listed on stock exchanges in London, Paris and Ghana, as well as being quoted in Brussels in the form of International Depositary Receipts (IDRs), in New York in the form of American Depositary Shares (ADSs), in Australia, in the form of Clearing House Electronic Subregister System Depositary Interests (CDIs) and in Ghana, in the form of Ghanaian Depositary Shares (GhDSs).

Review of operations

Countries in which AngloGold Ashanti has operations are: South Africa, Argentina, Australia, Brazil, Ghana, Guinea, Mali, Namibia, Tanzania and the USA. The group conducts extensive exploration activities in areas as diverse as Alaska in North America and Colombia in South America, the Democratic Republic of Congo (DRC) in Africa, and Mongolia, Russia and China in Asia.

In 2005, total gold production increased by 6% to 6.2 million ounces, of which 2.7 million ounces (43%) came from the deep-level hard-rock operations in South Africa and the balance of 3.5 million ounces (57%) from shallower and surface operations. No new operations came into production in 2005, while in South Africa the Ergo facility was closed and the Savuka mine, also in South Africa, is in closure mode.

Strong operating currencies against the dollar – particularly the South African rand and the Brazilan real – contributed to the rising cost of inputs, as well as inflationary pressures (including a new two-year wage settlement) in South Africa. This was mitigated by large-scale cost-saving initiatives, once again primarily at the South African operations. Consequently, total cash costs rose by 6% to $281 per ounce.

Capital expenditure, at $722 million, rose by 23% from the previous year – of this, 63% was stay-in-business expenditure and the balance of 37% was on new projects. In January 2005, the board approved the Cuibá expansion project at AngloGold Ashanti Mineração, Brazil.

Safety and health

Regrettably, 25 employees lost their lives in work-related accidents at AngloGold Ashanti in 2005 (2004: 31) in 22 separate accidents. Of the fatalities, 17 were at the South African operations, seven at Obuasi in Ghana and one at AngloGold Ashanti Mineração in Brazil. This performance, while short of the group's stated objective of achieving a fatality-free work environment, reflects a continued improvement both year-on-year and in the longer term. The group's fatal injury frequency rate (FIFR) for 2005 was 0.14 per million man-hours worked, which is a 26% improvement on the 2004 rate of 0.19. This is an improvement of 64% on the FIFR of 0.39 achieved seven years ago in 1998.

Review of the gold market

New levels of investor and speculative interest in gold led to the gold price reaching 25-year highs in 2005 – the fifth year of the current rally. Despite a lull early in the year, investor interest in gold resumed and significantly exceeded those of 2004, particularly towards the end of the year.



Yatela
Sadiola
Mali
Morila
Guinea
Siguiri
Ghana
Bibiani
Iduapriem & Teberebie
Obuasi
Alaska
Canada
USA
Cripple Creek & Victor
Russia
Mongolia
China
Laos
Philippines
Colombia
Brazil
Peru
Serra Grande
Argentina
AngloGold Ashanti Mineração
Cerro Vanguardia
Navachab
Namibia
South Africa
DRC
Geita
Tanzania
SA Operations
Great Noligwa
Mponeng
TauTona
Savuka
Kopanang
Tau Lekoa
Moab Khotsong
Australia
Boddington (care and maintenance)
Sunrise Dam
Operations
Greenfields exploration areas
Exploration alliance areas

The average gold price for the year was $445 per ounce, an increase of 9% on 2004. In January 2006, the gold price reached a 25-year high of $567 per ounce.

Interest in gold was also encouraged by developments in the oil market, and supply disruptions caused by hurricane damage in the USA pushed the spot oil price to record levels of $70/barrel in early September. Speculation over the likely impact of increases in the oil price on inflation and on global economic growth led to increased buying interest in gold. The impact of higher oil prices has introduced a sense of uncertainty about the health of the global economy, which continues to encourage interest in gold among both investors and speculators.

The resurgence in the dollar during 2005 contributed to a shift in the local currency and the rand weakened against the US dollar for most of the year. The rand, however, strengthened towards the end of the year and recouped most of its intra-year losses to average R6.35/$1 for the year. This compares to an average exchange rate of R6.42/$1 for 2004.

The relative weakness of the rand during the second half of the year, together with the strong spot price of gold in US dollars, resulted in sharply higher rand gold prices which peaked at R111,000 per kilogram in December, providing some relief for South African gold producers.

Speculative demand

A good indication of the extent of investor interest in the metal is the open position on the New York Comex, and the holdings of gold exchange traded funds (ETFs). The net open position on the Comex peaked in October 2005 at a little over the previous record level set in April 2004 and this sustained long position on Comex helped to keep the gold price firm and rising. Aggregate investor holdings in gold ETFs amounted to some 13 million ounces or 400 tons of gold by January 2006. The combined Comex and ETF holdings today exceed 30 million ounces, or almost 950 tons of gold in net investment and speculative positions in developed markets.

Looking to the future, there appears to be sufficient uncertainty in financial markets and in the global economy to sustain current levels of interest in gold.

Supply and demand

Physical offtake of gold continued to improve during the year. Demand fell back under the weight of the rising gold price but overall fabrication offtake for the year remained positive. Consumption of gold in jewellery increased by 5% for the year, largely on the back of strong growth in India and the Middle East.

The market was in oversupply during the second half of 2005, but with investment demand still positive for gold, the final balance of supply and demand will remain of secondary importance. Investor and speculative purchases on the margin will continue to be the price-determining force in the gold market. However, in the longer term it is important that physical demand is healthy given the ability of the physical market to provide offtake and floor price support at times when investor or speculator interest weakens.

Hedging

As at 31 December 2005, the net delta hedge position of AngloGold Ashanti was 10.84 million ounces or 337 tons, valued at the spot price of gold on that date of $517 per ounce. The marked-to-market value of the hedge position at the date was negative $1.941 billion. The increase in the size and negative value of the hedge in the latter half of the year was due entirely to the increase in the spot price of gold against which the hedge is valued, which was 19% higher at the end of 2005 than the spot price of $435 per ounce at which the hedge had been valued at 31 December 2004.

Financial review

AngloGold Ashanti, with the exception of the operations in Ghana, reported a sound operating performance for the 2005 financial year; this did not, however, translate into an improved financial performance. This was despite an 11% increase in the received price of gold to $439 per ounce.

Summary of results:

- Adjusted gross profit up by 6% to $469 million.
- Adjusted headline earnings decreased by 26% to $200 million or 76 US cents per share, from $271 million or 108 US cents per share in 2004.
- A final dividend of 62 South African cents per share or approximately 10 US cents per share was declared, resulting in a total dividend for 2005 of 232 South African cents or approximately 36 US cents per share.
- Return on net capital employed decreased from 8% to 5%.
- Return on equity decreased from 7% to 4%.
- Gold production from continuing operations was 6% higher at 6.2 million ounces, largely owing to increased production from the Australia, Ghana and Guinea operations. Their contribution was partially offset, however, by planned reductions in production at the South African operations.
- Total cash costs increased by 6% to $281 per ounce, largely owing to the impact of stronger operating currencies, inflation and lower grades mined in the year.

The average exchange rate for 2005 was R6.37:$1 compared with R6.44:$1 in 2004. The average value of the Australian dollar versus the US dollar for 2005 was A$1:$0.76 compared with A$1:$0.74 in 2004.

Outlook

AngloGold Ashanti expects production to decline marginally to within a range of 5.9 million ounces to 6.1 million ounces, as Bibiani phases into a tailings-only operation in combination with the forecast closure of Savuka. Total cash costs are anticipated to be between $285 per ounce and $293 per ounce, based on the following exchange rate assumptions: $/R6.50, A$/$0.76, BRL/$2.40 and ARS/$2.96.

Capital expenditure for the year is estimated to be between $786m and $818m and will be managed in line with profitability and cash flow. The depreciation and amortisation charge for 2006 is estimated to be approximately $577 million.

Geographical distribution of shareholders*



- South Africa
- UK
- Europe
- Africa
- North America
- Asia Pacific/Mid East

23%
20%
9%
0.4%
3%
43%

* As a percentage of the identified free float of 45%

NYSE AngloGold Ashanti share price 2005



11

Non-executive directors

Mr RP Edey (63)
FCA
Chairman
Russell Edey was appointed to the AngloGold board in April 1998 and as deputy chairman in December 2000. In May 2003 he was appointed chairman when Bobby Godsell relinquished this office. Based in the United Kingdom, he is deputy chairman of N M Rothschild Corporate Finance and a director of a number of other companies.

Dr TJ Motlatsi (54)
Hon DSoc Sc (Lesotho)
Deputy Chairman
James Motlatsi was appointed to the AngloGold board in April 1998 and as deputy chairman in May 2002 upon Russell Edey being appointed chairman. He has been associated with the South African mining industry since 1970, and is a past president of the National Union of Mineworkers. He is chief executive officer of TEBA Limited.

Mr FB Arisman (61)
MSc (Finance)
Frank Arisman was appointed to the AngloGold board in April 1998. He resides in New York and retired, after 32 years of service, from JP Morgan Chase, where he held the position of managing director.

Mr RE Bannerman (71)
MA (Oxon), LLM (Yale)
Reginald Bannerman has been in law practice since 1958 and is currently the principal partner at Messrs Bruce-Lyle, Bannerman & Thompson Attorneys in Ghana. He is a member of the General Legal Council of Ghana and a member of the board of the Valco Trust Fund, the largest privately-run trust in Ghana. A former lecturer in law at the Ahmadu Bello University in Nigeria, Reginald was also formerly the Mayor of Accra, the capital city of Ghana. He was appointed to the board in February 2006.

Mrs E le R Bradley (67)
BSc, MSc
Elisabeth Bradley was appointed to the AngloGold board in April 1998. She is non-executive chairman of Wesco Investments Limited and Toyota South Africa (Proprietary) Limited and a director of a number of other companies. She is deputy chairman of the South African Institute of International Affairs.

Mr CB Brayshaw (70)
CA (SA), FCA
Colin Brayshaw was appointed to the AngloGold board in April 1998. He is a retired managing partner and chairman of Deloitte & Touche and is a non-executive director of a number of companies including Anglo Platinum and Datatec.

Dr SE Jonah KBE (56)
Hon DSc (Exeter), MSc (Mineral Production Management)
President
Sam Jonah worked in various positions, including underground, with Ashanti Goldfields and was appointed to the position of CEO of Ashanti in 1986. He has been decorated with many awards and honours and in 2003 an Honorary Knighthood was conferred on him by Her Majesty, Queen Elizabeth II of Great Britain, in recognition of his exceptional achievements as an African businessman. Sam Jonah was appointed an executive director to the board of AngloGold Ashanti in 2004, which position he relinquished in 2005 but retained his appointment as a non-executive director.

Mr R Médori (48)
Doctorate Economics, Grad (Fin)
René Médori was appointed to the AngloGold Ashanti board in August 2005. He is the finance director of Anglo American plc.

Mr WA Nairn (61)
BSc (Min. Eng)
Bill Nairn has been a member of the AngloGold board since January 2000. He was re-appointed to the board in May 2001, having previously been alternate director to Tony Trahar. He was group technical director of Anglo American plc, prior to his retirement in 2004.

Mr SR Thompson (46)
MA (Geology)
Simon Thompson is a director of Anglo American plc and chairman of the Base Metals Division, the Industrial Minerals Division and the Exploration Division. Simon was appointed to the AngloGold Ashanti board in 2004.

Mr AJ Trahar (56)
BCom, CA (SA)
Tony Trahar was appointed to the AngloGold board in October 2000. He is chief executive officer of Anglo American plc.

Mr PL Zim (45)
MCom
Lazarus Zim is chief executive officer of Anglo American South Africa Limited and is chairman of Anglo Operations Limited and serves on a number of boards in the Anglo American group, including Anglo Platinum. Lazarus was appointed to the AngloGold Ashanti board in 2004.

Executive directors

Mr RM Godsell (53)
BA, MA
Chief Executive Officer
Bobby Godsell was appointed to the AngloGold board as chief executive officer in April 1998 and as chairman in December 2000. He relinquished his role as chairman of AngloGold in May 2002. He has 29 years of service with companies associated with the mining industry, and has served as a non-executive director of Anglo American plc since March 1999. He is also the immediate past chairman of the World Gold Council.

Mr R Carvalho Silva (54)
BAcc, BCorp Admin
Chief Operating Officer – International
Roberto Carvalho Silva joined the Anglo American group in Brazil in 1973 and was appointed president and CEO of AngloGold South America in January 1999. He became executive officer, South America for AngloGold in 2000 and was appointed to the board of AngloGold Ashanti in May 2005 in his current capacity.

Mr NF Nicolau (46)
B Tech (Min. Eng), MBA
Chief Operating Officer – Africa
Neville Nicolau was appointed the executive officer responsible for AngloGold's South Africa region in November 2001 and was appointed to the board of AngloGold Ashanti in May 2005 in his current capacity. He has 27 years of experience in the mining industry.

Mr S Venkatakrishnan (Venkat) (40)
BCom, ACA (ICAI)
Executive Director: Finance (Chief Financial Officer)
Venkat was the finance director of Ashanti Goldfields Company Limited from 2002 until the merger with AngloGold in 2004. Prior to joining Ashanti, Venkat was a director in the Reorganisation Services Division of Deloitte & Touche in London. He was appointed to the board of AngloGold Ashanti in August 2005.

Mr KH Williams (57)
BA (Hons)
Executive Director: Marketing
Kelvin Williams was appointed marketing director of AngloGold in April 1998. He has 30 years of service in the gold mining industry. He is a past chairman of Rand Refinery and a director of the World Gold Council.

Alternate directors

Mr DD Barber (53)
FCA, AMP (Harvard)
David Barber was appointed alternate director to Julian Ogilvie Thompson in April 2002 and following the latter's retirement from the board in April 2004, he was appointed as alternate to Lazarus Zim. He is finance director of Anglo American South Africa Limited.

Mr AH Calver (58)
BSc (Hons) Engineering, MDP (UNISA), PMD (Harvard)
Harry Calver was appointed alternate director to Bill Nairn in May 2001. He is head of engineering at Anglo American plc.

Alternate directors (continued)

Mr PG Whitcutt (40)
BCom (Hons), CA (SA), MBA
Peter Whitcutt who is head of finance at Anglo American plc, has been an alternate director since October 2001, firstly to Tony Lea, and then to René Médori who replaced the former on the board of AngloGold Ashanti.

Executive officers

Dr CE Carter (43)
BA (Hons) (UCT), DPhil (Oxford), EDP (Northwest University – Kelogg School of Management)
Executive Officer – Investor Relations
Charles Carter joined Anglo American in 1991 and moved to the Gold and Uranium Division in 1996. In May 2005, he was appointed an executive officer, with responsibility for overseeing the company's global investor relations programme.

Mr DH Diering (54)
BSc, AMP
Executive Officer – Business Planning : Africa
Dave Diering joined the Anglo American Gold and Uranium Division in 1975 and worked at several South African operations as well as for Zimbabwe Nickel Corporation until 2001, when he joined AngloGold as head of mining and mineral resources. In 2005 he was appointed an executive officer.

Mr RN Duffy (42)
BCom, MBA
Executive Officer – Business Development
Richard Duffy joined Anglo American in 1987 and in 1998 was appointed executive officer and managing secretary of AngloGold. In November 2000 he was appointed head of business planning and in 2004 assumed responsibility for all new business opportunities globally. In April 2005 this role was expanded to include greenfields exploration. He was appointed to the executive committee in August 2005.

Mrs D Earp (44)
BCom, BAcc, CA (SA)
Executive Officer – Finance
Dawn Earp joined AngloGold in July 2000 from Anglo American, where she was vice president, Central Finance. Dawn was appointed an executive officer in May 2004.

Mr DC Ewigleben (52)
BSc, DJur
Executive Officer – Law, Safety, Health and Environment
Don Ewigleben joined the group in 2000 as vice president, general counsel and corporate secretary of AngloGold Ashanti's North American operations. In 2003 he was promoted to the position of president and chief administrative officer for North America a position which was changed in 2005 to CEO. He was appointed an executive officer in January 2006. Prior to joining the group he served in various executive positions for Echo Bay Mines (Canada) and AMAX Gold (US). He also held legal, safety and environmental positions with AMAX Coal Industries (US).

Mr BW Guenther (53)
BS (Min. Eng)
Executive Officer – International Technical
Ben Guenther joined AngloGold as senior vice president general manager of Jerritt Canyon mine in Nevada, USA and in 2000 was seconded to AngloGold's corporate office in Johannesburg as head of mining. In 2001, he assumed some responsibilities for safety and health, as well as heading up the corporate technical group. He was appointed an executive officer in May 2004 and was appointed to his current position in December 2005.

Ms HH Hickey (52)
BCompt (Hons), CA(SA)
Executive Officer – Head of Risk
Hester Hickey joined AngloGold in 1999 as Group Internal Audit Manager. She was appointed an executive officer in November 2005.

Mr RL Lazare (49)
BA, HED (University of Free State), DPLR (UNISA), SMP (Henley Management College)
Executive Officer – Africa: Underground Mining
Robbie Lazare joined Anglo American Gold and Uranium Division in 1982 where he worked in a variety of management posts until 1999 when he was appointed general manager of TauTona mine. In December 2004 he was appointed an executive officer with responsibility for South African operations and was appointed to his current position in July 2005.

Executive officers (continued)

Mr SJ Lenahan (50)
BSoc Sc, MSc
Executive Officer – Corporate Affairs
Steve Lenahan has been working in the mining industry since 1978 when he started his career at De Beers. He was appointed an executive officer of AngloGold in 1998, responsible for investor relations and assumed responsibility for corporate affairs in 2001.

Mr MP Lynam (44)
BEng (Mech)
Executive Officer – Treasury
Mark Lynam joined the Anglo American group in 1983 and has been involved in the hedging and treasury area since 1990. In 1998 he joined AngloGold as treasurer and was appointed an executive officer in May 2004.

Mr FRL Neethling (53)
BSc (Mech. Eng)
Executive Officer – Africa : Open-Pit Mining
Fritz Neethling joined the Anglo American group in 1997 and in 1999 joined AngloGold as general manager of the Ergo operation. He was appointed an executive officer in July 2005.

Mr DMA Owiredu (48)
BSc (Hons)(Mech. Eng), MBA
Deputy Chief Operating Officer – Africa
Daniel Owiredu joined Ashanti Goldfields Company Limited in 1984 and served in various engineering capacities. He has also served as Managing Director for the Obuasi, Bibiani and Siguiri mines. In March 2004, he was appointed Chief Operating Officer – West Africa following the Ashanti/AngloGold merger until his new position as Deputy Chief Operating Officer – Africa in October 2005.

Mr PW Rowe (56)
BSc (Chem. Eng)
Executive Officer – Corporate Technical Group
Peter Rowe joined AngloGold Ashanti in June 2004 as head of AngloGold Ashanti Australia. Following twenty years with Anglo American and De Beers, he moved to Australia in the early 1990s where he held a number of senior managerial positions including project director of the Fimiston expansion, general manager of the Boddington Gold Mine and managing director and CEO of Bulong Nickel. He was appointed executive officer with responsibility for the corporate technical group on 1 January 2006.

Ms YZ Slmelane (40)
BA LLB, FILPA, MAP
Executive Officer and Managing Secretary
Yedwa Simelane joined AngloGold in November 2000 from the Mineworkers' Provident Fund where she was the senior manager of the Fund. She was appointed an executive officer in May 2004.

Mr TML Setiloane (46)
FAE, BSc (Mech. Eng)
Executive Officer – Marketing
Thero Setiloane joined AngloGold in May 2003 from Real Africa Holdings, where he was an executive director. He is the chairman of Rand Refinery and was appointed an executive officer and a member of AngloGold Ashanti's executive committee in February 2006.

Mr NW Unwin (53)
BA
Executive Officer – Human Resources and Information Technology
Nigel Unwin has many years experience in the field of human resources. He was appointed an executive officer in 1999.

Company secretary

Mr CR Bull (59)
BCom
Chris Bull has been employed by the Anglo American group since 1965 in various company secretarial positions. He was appointed company secretary of AngloGold in 1998 and is responsible for ensuring compliance with statutory and corporate governance requirements and the regulations of the stock exchanges on which AngloGold Ashanti is listed.

Corporate governance

Details of the company's corporate governance practices are available in the full Annual Report 2005, which is available in print, on CD and in electronic format on the company website, www.AngloGoldAshanti.com

AngloGold Ashanti is a controlled company with its parent company, Anglo American plc, holding more than 50% of the company's issued share capital. The board comprises a unitary board structure of 17 directors who assume complete responsibility for group activities, including its total risk management framework. Of these 17 directors, there is an independent chairman and deputy chairman, six independent non-executive directors, six non-executive, non-independent directors and five executive directors. The board, which has a written charter that governs its powers, functions and responsibilities, contains the mix of skills, experience and knowledge required of a multinational gold company.

Non-executive directors provide the board with invaluable and balanced advice and experience that is independent of management and the executive. The presence of independent directors on the board, and the critical role they play on key committees such as the Audit and Corporate Governance, Nominations, Political Donations and Remuneration committees, together with their calibre, experience and standing within the company, ensures that the company's interests are served by impartial views that are separate of management and shareholders. The independent directors are: Mr Russell Edey (Board Chairman), Dr James Motlatsi (Deputy Board Chairman), Mr Frank Arisman, Mr Reginald Bannerman, Mrs Elisabeth Bradley and Mr Colin Brayshaw.

Audit and Corporate Governance Committee

The Audit and Corporate Governance Committee, inclusive of its chairman, comprises four independent non-executive directors. The committee comprises: Mr Colin Brayshaw (Committee Chairman),Mr Frank Arisman, Mrs Elisabeth Bradley and Mr Russell Edey. The board has determined the chairman, Mr Brayshaw, to be a financial expert as required by the Sarbanes-Oxley Act. All members of the committee have considerable financial knowledge and experience to help oversee and guide the board and the company regarding the disciplines of audit and corporate governance.

The group internal audit manager has unrestricted access to both the chief executive officer and the chief financial officer, the board chairman and the chairman of the committee, and is invited to attend and report on his department's activities at all committee meetings. The board is confident that the unfettered access of the group internal audit manager to key board members, and the direct and regular reporting to the committee, together with his callibre, experience and integrity, enable him to discharge his duties as required by law and in fulfillment of his obligations to the company. The duties and powers of the internal audit function, for which the group internal audit manager is responsible, are governed by a formal internal audit charter that has been approved by the committee.

The committee meets regularly with the external audit partner, the group's internal audit manager and the executive officer: finance, to review the audit plans of the internal and external auditors, to ascertain the scope of the audits and to review the half-yearly financial results, significant legal matters affecting the company, the preliminary announcement of the annual results and the annual financial statements, as well as all statutory submissions of a financial nature, prior to approval by the board.

The committee is, furthermore, responsible for:
- the appointment and dismissal of the external auditors; determining and approving external auditors' fees; overseeing the work of the external auditors; determining all non-audit work of the external auditors including consulting work, and approving non-audit fees to be paid to the external auditors; and ensuring that the external auditors report regularly to the committee;
- overseeing the internal audit function; receiving regular report-backs from the group internal audit manager; and appointment and dismissal of the group internal audit manager;
- assessing and reviewing the company's risk management framework; and
- monitoring the group's corporate governance practices in relation to regulatory requirements and guidelines.

The external auditors also meet with committee members in the absence of management.

The New York Stock Exchange (NYSE) rules require that the board determine whether a committee member's simultaneous service on more than three public companies' audit committees impairs the ability of such a member to effectively serve on a listed company's audit committee. This applies to Mr Brayshaw, the chairman of the committee, and Mrs Bradley. The board is confident that the experience, calibre and integrity of both Mr Brayshaw and Mrs Bradley, together with their regular attendance and active contribution at meetings of the committee, demonstrate their commitment to the company.

The Nominations Committee

The appointment of directors is a matter for the board as a whole but the committee is responsible for determining and recommending suitable candidates to the board. The fit and proper standards policy for directors guides the process. The committee is also responsible for establishing and reviewing succession plans for members of the board, and particularly that of the chief executive officer and board chairman. The committee comprises six members, five of whom are independent, and is chaired by the board chairman. The members are: Mr Russell Edey (Committee chairman),Mr Frank Arisman, Mrs Elisabeth Bradley, Mr Colin Brayshaw, Dr James Motlatsi and Mr Tony Trahar.

The Remuneration Committee

The Remuneration Committee is responsible for evaluating the performance of the executive directors and executive officers, and setting appropriate remuneration for such officers of the company. Full details of the company's remuneration philosophy, the committee's deliberations during 2004, the remuneration payments for all directors and information on the Share Incentive Scheme are available in the Remuneration Report on page 113 of the full Annual Report 2005 which is available electronically on the company website or in printed form on request. The performances of the executive directors are considered relative to the prevailing business climate. Bonuses paid to executive directors are a reflection of the performance of each of the directors and the company as a whole. Executive directors have elected to receive no remuneration as directors of the company. The fees of non-executive directors are fixed by shareholders at the annual general meeting, and other than the fees they receive for their participation on board committees and an allowance for travelling internationally to attend board meetings, non-executive directors receive no further payments from the company. The committee comprises three members, two of whom are independent and is chaired by the board chairman. The members are: Mr Russell Edey (Committee chairman), Mr Colin Brayshaw and Mr Tony Trahar.

Disclosures Policy

AngloGold Ashanti subscribes to a policy of full accurate and consistent communication in respect of both its financial and operating affairs. To this end the company has adopted a Disclosures Policy, the object of which is to ensure compliance with the rules of the various exchanges on which it is listed and provide timely, accurate and reliable information fairly to all stakeholders including investors (and potential investors), regulators and analysts. The policy is available on the company website.

Compliance with Section 303A.11 of the NYSE Rules

Section 303A.11 of the NYSE Rules requires a foreign-listed company on the exchange to identify significant differences between its corporate governance practices and those of a domestic company listed on the NYSE. The board does not comprise a majority of independent directors as the company is a controlled company and has adopted a different standard of director independence as compared with the NYSE standard. The JSE Listings Requirements, only require a sufficient number of independent directors. The NYSE rules require fully independent nominations and remuneration committees. In compliance with JSE Listings Requirements, the company has a Nominations Committee and a Remuneration Committee. Both committees comprise solely of non-executive directors, the majority of whom are independent and are chaired by the independent board chairman.

Codes of ethics and whistle-blowing policy

In order to comply with the company's obligations in terms of the United States' Sarbanes-Oxley Act and the South African King Code on Corporate Governance, and in the interests of good governance, the company has adopted a code of ethics for employees, a code of ethics for senior financial officers, and a whistle-blowing policy that encourages employees and other stakeholders to confidentially and anonymously report acts of an unethical or illegal nature affecting the company's interests. Both codes and the whistle-blowing policy are available on the company website.

Risk management and risk factors

The board of directors assume responsibility for the total risk management framework of the group and management reports regularly to the various board sub-committees on significant risk factors affecting the group. Full details of the group's risk management practices, internal controls and a complete list of the risk factors affecting the group is available in the risk management section of the full Annual Report 2005.

Financial results

Dollar million		2005	2004[1]	2003	2002	2001
Income statement						
Gold income		2,629	2,309	2,029	1,761	2,041
Cost of sales		(2,311)	(1,924)	(1,526)	(1,203)	(1,519)
Non-hedge derivative (loss) gain		(135)	(142)	119	92	(5)
Gross profit		183	243	622	650	517
Corporate administration and other expenses		(64)	(51)	(36)	(25)	(22)
Market development costs		(13)	(15)	(19)	(17)	(16)
Exploration costs		(45)	(44)	(38)	(28)	(26)
Amortisation of intangible assets		–	(31)	(29)	(28)	(29)
Other net operating expenses		(20)	(12)	(14)	(8)	(10)
Operating special items		(77)	12	(8)	(23)	1
Operating (loss) profit		(36)	102	478	521	415
Interest received		25	49	42	39	25
Exchange (loss) gain		(5)	4	(3)	(4)	(2)
Fair value adjustment on option component of convertible bond		(32)	27	–	–	–
Finance costs and unwinding of decommissioning and restoration obligations		(108)	(87)	(53)	(48)	(75)
Fair value (loss) gain on interest rate swaps		(1)	2	6	–	–
Share of associates (loss) profit		(3)	–	2	4	1
(Loss) profit before taxation		(160)	97	472	512	364
Taxation		36	41	(142)	(165)	(111)
(Loss) profit after taxation from continuing operations		(124)	138	330	347	253
Discontinued operations						
Loss for the year from discontinued operations		(36)	(11)	–	–	–
(Loss) profit for the year		(160)	127	330	347	253
Allocated as follows						
Equity shareholders of the parent		(183)	108	312	332	245
Minority interest		23	19	18	15	8
		(160)	127	330	347	253
Other financial data						
Adjusted gross profit	$m	469	441	559	638	527
Cash gross profit	$m	954	793	791	883	747
Headline (loss) earnings	$m	(98)	141	318	376	281
Adjusted headline earnings	$m	200	271	282	368	286
Adjusted gross margin	%	17	19	27	35	26
Cash gross margin	%	34	34	38	48	37
EBITDA	$m	818	700	667	802	684
EBITDA margin	%	29	30	32	44	33
Interest cover	times	7	7	13	17	9
(Loss) earnings per ordinary share (cents)						
Basic	US cents	(69)	43	140	150	114
Diluted	US cents	(69)	43	139	149	114
Headline	US cents	(37)	56	143	169	131
Headline earnings adjusted for the effect of unrealised non-hedge derivatives, fair value gain (loss) on convertible bond and interest rate swap	US cents	76	108	127	166	133
Dividends declared per ordinary share	US cents	36	56	101	146	87
Weighted average number of shares (million)		265	251	223	222	214
Issued shares at year-end (million)		265	264	223	223	215

[1] 2004 Comparatives restated to comply with current year disclosures.

Financial results

Dollar million		2005	2004[1]	2003	2002	2001
Balance sheet						
Assets						
Tangible and intangible assets		**6,304**	6,323	3,176	2,654	2,446
Cash and cash equivalents		**209**	289	505	413	191
Other assets		**1,781**	1,590	1,176	897	662
Total assets		**8,294**	8,202	4,857	3,964	3,299
Equity and liabilities						
Shareholders equity and minority interests		**2,673**	3,209	1,681	1,483	1,147
Borrowings		**1,894**	1,605	1,158	926	987
Deferred taxation		**1,159**	1,356	598	402	286
Other liabilities		**2,568**	2,032	1,420	1,153	879
Total equity and liabilities		**8,294**	8,202	4,857	3,964	3,299
Other financial data						
Equity		**4,252**	4,708	2,568	2,082	1,559
Net capital employed		**5,996**	6,082	3,274	2,635	2,385
Net debt		**1,685**	1,316	653	513	796
Net asset value – US cents per share		**1,009**	1,214	754	665	533
Net tangible asset value – US cents per share		**858**	1,049	569	497	352
Financial ratios						
Return on equity	%	**4**	7	12	21	16
Return on net capital	%	**5**	8	11	17	13
Net debt to net capital employed	%	**28**	22	20	19	33
Net debt to equity	%	**40**	28	25	25	51

[1] 2004 Comparatives restated to comply with current-year disclosures.

Financial results

Dollar million	2005	2004[1]	2003	2002	2001
Cash flow statement					
Cash flows from operating activities					
Cash generated from operations	**699**	588	592	758	673
Cash utilised by discontinued operations	**(31)**	(2)	–	–	–
Environmental, rehabilitation and other net expenditure	**(26)**	(18)	(30)	(14)	(10)
Taxation paid	**(30)**	(34)	(102)	(131)	(111)
Net cash inflow from operating activities	**612**	534	460	613	552
Cash flows from investing activities					
Capital expenditure	**(722)**	(585)	(363)	(271)	(298)
Net proceeds from acquisition and disposal of mines and subsidiaries	**4**	(171)	10	51	109
Net proceeds from acquisition and disposal of investments and other	**(18)**	(20)	61	117	2
Interest received	**18**	37	33	32	20
Net loans (repaid) advanced	**(1)**	83	(15)	12	39
Cash restricted for use	**17**	(6)	–	–	–
Utilised in hedge restructure	**(69)**	(123)	–	–	–
Net cash outflow from investing activities	**(771)**	(785)	(274)	(59)	(128)
Cash flows from financing activities					
Net proceeds from share issues	**9**	3	10	7	7
Net borrowings proceeds (repaid)	**316**	259	197	(114)	(138)
Finance costs	**(74)**	(72)	(40)	(40)	(72)
Dividends paid	**(169)**	(198)	(314)	(260)	(167)
Proceeds from hedge restructure	**–**	40	–	–	–
Net cash inflow (outflow) from financing activities	**82**	32	(147)	(407)	(370)
Net (decrease) increase in cash and cash equivalents	**(77)**	(219)	39	147	54
Translation	**(3)**	13	53	75	(58)
Opening cash and cash equivalents	**289**	495	413	191	195
Closing cash and cash equivalents	**209**	289	505	413	191
Other financial data					
Free cash flow	**160**	205	311	518	473

[1] 2004 Comparatives restated to comply with current year disclosures.

Operating results

		2005	2004[5]	2003	2002	2001
Operating results						
Underground operations						
Metric tonnes milled	000	**13,806**	13,554	13,047	13,426	17,954
Yield	g/t	**7.31**	7.50	8.03	8.27	8.20
Produced	oz 000	**3,243**	3,270	3,367	3,569	4,734
Productivity						
g/employee	target	**286**	270	236	247	219
	actual	**257**	254	228	238	214
Surface and dump reclamation						
Metric tonnes treated	000	**8,061**	7,102	36,822	38,366	50,355
Yield	g/t	**0.52**	0.60	0.27	0.30	0.32
Produced	oz 000	**136**	138	320	365	514
Open-pit operations						
Metric tonnes mined	000	**168,904**	135,171	125,529	97,030	51,667
Stripping ratio[1]		**5.02**	6.34	8.95	6.18	6.93
Metric tonnes treated	000	**25,541**	18,236	13,967	13,682	15,294
Yield	g/t	**2.74**	3.21	3.43	3.80	2.99
Produced	oz 000	**2,246**	1,883	1,540	1,673	1,469
Heap-leach operations						
Metric tonnes mined	000	**61,091**	71,837	59,507	51,192	34,123
Metric tonnes placed[2]	000	**22,227**	22,120	18,265	13,504	11,748
Stripping ratio[1]		**1.97**	2.08	2.59	2.63	1.73
Recoverable gold placed[3]	kg	**18,401**	18,534	14,782	14,228	10,668
Yield[4]	g/t	**0.83**	0.84	0.81	1.05	0.91
Produced	oz 000	**541**	538	389	332	266
Total gold produced	oz 000	**6,166**	5,829	5,616	5,939	6,983
– South Africa	oz 000	**2,676**	2,857	3,281	3,412	4,670
– Argentina	oz 000	**211**	211	209	179	136
– Australia	oz 000	**455**	410	432	502	508
– Brazil	oz 000	**346**	334	323	299	305
– Ghana	oz 000	**680**	485	–	–	–
– Guinea	oz 000	**246**	83	–	–	–
– Mali	oz 000	**528**	475	577	710	508
– Namibia	oz 000	**81**	66	73	85	87
– Tanzania	oz 000	**613**	570	331	290	273
– USA	oz 000	**330**	329	390	462	496
– Zimbabwe	oz 000	**–**	9	–	–	–
Price received	$/oz sold	**439**	394	363	303	287
Total cash costs	$/oz produced	**281**	264	214	150	166
Total production costs	$/oz produced	**374**	332	263	197	205
Capital expenditure	$m	**722**	585	449	337	382
Monthly average number of employees		**63,993**	65,400	55,439	54,042	70,380
LTIFR		**6.75**	6.56	8.83	8.86	10.55
FIFR		**0.14**	0.19	0.29	0.31	0.25
Rand/dollar average exchange rate		**6.37**	6.44	7.55	10.48	8.62
Rand/dollar closing exchange rate		**6.35**	5.65	6.67	8.58	11.96
Australian dollar/dollar average exchange rate		**1.31**	1.36	1.54	1.84	1.93
Australian dollar/dollar closing exchange rate		**1.36**	1.28	1.33	1.79	1.96

[1] Stripping ratio = (total tonnes mined – ore tonnes mined)/ore tonnes mined.

[2] Tonnes placed onto leach pad.

[3] Recoverable gold placed into leach pad inventory.

[4] Recoverable gold placed/tonnes placed.

[5] 2004 Comparatives restated to comply with current year disclosures.

Gold

AngloGold Ashanti's attributable Proved and Probable Ore Reserves amounted to 78.9Moz as at 31 December 2004 based on the preferred position of the United States Securities and Exchange Commission (SEC). In accordance with this preferred position, the company's Ore Reserves were estimated using the three-year historical average of gold prices of $375/oz, A$536/oz and R94,765/kg respectively. AngloGold Ashanti reviews and updates its estimates of Ore Reserves annually and publishes them in the first quarter of each year.

In accordance with the preferred position of the SEC, based on the estimated average gold price and exchange rates for the three years ended 31 December 2005, which yields gold prices of around $400/oz, A$556/oz and R86,808/kg, AngloGold Ashanti's Proved and Probable Ore Reserves have been determined to be 63.3Moz as at 31 December 2005. The reduction in the group's Ore Reserves, as compared to those at 31 December 2004, amounted to 15.6Moz, 7.0Moz of which is due to depletion, 6.4Moz is due to the use of the lower rand gold price of R86,808/kg and the remaining 2.2Moz reduction is due to geological model and scope changes. These reductions in Proved and Probable Ore Reserves are primarily at three of the South African mines, namely Moab Khotsong, Mponeng and Tau Lekoa, for reasons detailed below:

- in the case of Moab Khotsong, the reduction of 5.4Moz is due to:
  – the removal of 1.3Moz from the existing project as a result of a decline in the mine call factor, and
  – the removal of the Moab Khotsong Phase 2 Project (4.1Moz) following the use of the lower rand gold price;

* Assumes that the Boddington Expansion Project is approved by the Joint Venture partners.

- in the case of Mponeng, the decrease of 1.7Moz is due to:
  – the removal of 0.4Moz with a decline in the mine call factor used, and
  – the removal of the Mponeng below 120 level Ventersdorp Contact Reef Project (1.3Moz) following the use of the lower rand gold price; and
- in the case of Tau Lekoa, the decline of 1.6Moz is primarily due to the lower rand gold price used.

A sensitivity analysis has been carried out on the company's Ore Reserves, using gold prices that reflect more recent spot prices ($530/oz, A$700/oz and R105,000/kg). This analysis, together with the anticipated reserve ounces expected to be generated by the 2006 exploration programmes, indicates that the current Ore Reserve position could be increased by some 9Moz, thereby more than replacing the depletion occuring in 2006.

By-products

A number of by-products will be recovered as a result of processing the Gold Ore Reserves. These include 13,920 tonnes of uranium from the South African operations, 0.16 million tonnes of copper from Australia, 0.11 million tonnes of sulphur from Brazil and 22.66 million ounces of silver from Argentina. The details of the by-product Mineral Resources and Ore Reserves are shown in the supplementary statistics document.

ONE-YEAR FORECAST – 2006

	Attributable gold produced oz 000	Total cash cost $/oz	Capital expenditure $m
South Africa	2,457 – 2,555	293 – 305	307 – 319
Vaal River			
Great Noligwa	651 – 677	258 – 268	47 – 49
Kopanang	457 – 475	294 – 306	36 – 38
Tau Lekoa	207 – 215	382 – 398	12
Surface Operations	93 – 97	325 – 339	11 – 12
Moab Khotsong	48 – 50	654 – 680	82 – 85
West Wits			
Mponeng	495 – 515	278 – 290	46 – 48
Savuka	14 – 15	613 – 639	–
TauTona	491 – 511	267 – 277	73 – 75
Argentina	207 – 215	184 – 192	14 – 16
Cerro Vanguardia	207 – 215	181 – 189	14 – 16
Australia	451 – 469	276 – 288	108 – 112
Sunrise Dam	451 – 469	268 – 278	27 – 28
Boddington [(1)]	–	–	81 – 84
Brazil	327 – 341	179 – 187	110 – 115
AngloGold Ashanti Mineração	234 – 244	164 – 170	98 – 103
Serra Grande	93 – 97	179 – 187	12
Ghana	647 – 672	313 – 325	103 – 108
Bibiani	54 – 56	297 – 309	1
Iduapriem	185 – 193	302 – 314	14 – 15
Obuasi	407 – 423	319 – 332	88 – 92
Guinea	250 – 260	308 – 320	21 – 22
Siguiri	250 – 260	308 – 320	21 – 22
Mali	518 – 539	269 – 279	8
Morila – Attributable 40%	215 – 223	274 – 286	1
Sadiola – Attributable 38%	185 – 193	302 – 314	7
Yatela – Attributable 40%	118 – 122	249 – 259	–
Namibia	81 – 85	301 – 313	1
Navachab	81 – 85	301 – 313	1
Tanzania	562 – 585	291 – 303	86 – 89
Geita	562 – 585	297 – 309	86 – 89
North America	323 – 337	244 – 254	12
Cripple Creek & Victor	323 – 337	238 – 248	12
Other	–	–	16
AngloGold Ashanti	**5,823 – 6,058**	**285 – 293**	**786 – 818**

(1) Subject to approval by the partners of the Boddington Joint Venture project.

Rates of exchange:

R/$	6.50:1
A$/$	0.76:1
BRL/$	2.40:1
ARS/$	2.96:1

GROUP VALUE-ADDED STATEMENT for the year ended 31 December

Dollar million	%	2005	%	2004
Value added				
Gold income		**2,629**		2,309
Less: Purchases of goods and services in order to operate mines and produce refined metal, including market development costs net of other income		**(1,089)**		(873)
Value-added by operations	**80**	**1,540**	86	1,436
Fair value (loss) gain on interest rate swaps and option component of convertible bond	**(2)**	**(33)**	2	29
Exchange (loss) gain	**–**	**(5)**	–	4
Profit on disposal of assets and subsidiaries	**–**	**5**	1	13
Income from investments and interest received	**1**	**22**	3	49
Government				
Deferred taxation	**6**	**118**	6	107
Utilised in the group				
Retained income	**15**	**278**	2	40
Total value added	**100**	**1,925**	100	1,678
Value distributed				
Employees				
Salaries, wages and other benefits	**46**	**877**	49	823
Government				
– Current taxation	**4**	**82**	4	66
Providers of capital				
– Finance costs and unwinding of the decommissioning obligation	**6**	**108**	5	87
– Dividends declared	**5**	**95**	9	148
– Minorities	**1**	**23**	1	19
Other				
– Impairment of tangible assets	**3**	**64**	–	1
– Loss from discontinued operations	**2**	**36**	1	11
– Non-hedge derivatives	**7**	**135**	8	142
Total value distributed	**74**	**1,420**	77	1,297
Re-invested in the group				
– Amortisation and depreciation	**26**	**505**	23	381
	100	**1,925**	100	1,678

Distribution of wealth 2005



12%
26%
46%
12%
4%
Employees for remuneration
Providers of capital
Other
State for taxes
Re-invested in the group

Distribution of wealth 2004



9%
23%
49%
15%
4%
Employees for remuneration
Providers of capital
Other
State for taxes
Re-invested in the group

Directors' approval

The annual financial statements and group annual financial statements for the year ended 31 December 2005 which appear in the full Annual Report 2005 were approved by the board of directors on 28 February 2006 and signed on its behalf by:

Directors

RP Edey, Chairman

RM Godsell, Chief Executive Officer

S Venkatakrishnan, Executive Director: Finance

CB Brayshaw, Chairman, Audit and Corporate Governance Committee

Managing secretary

Ms YZ Simelane

The summarised group financial statements of AngloGold Ashanti Limited set out on pages 24 to 27 of this report have been derived from the annual financial statements of the group for the year ended 31 December 2005 which have been audited without qualification. The full Annual Report 2005, which includes the annual financial statements of the group and the auditors' report, is available electronically on the website, www.AngloGoldAshanti.com. It may also be requested, either in print or CD format, from the contacts whose details are given on page 35 of this report.

Secretary's certificate

In terms of Section 268G(d) of the Companies Act, 1973, I certify that the company has lodged with the Registrar of Companies all such returns as are required of a public company in terms of the Act, and that all such returns are true, correct and up to date.

Ms YZ Simelane
Managing Secretary

Johannesburg
28 February 2006

Income statement

2004	2005	Figures in million	2005	2004
SA Rands			US Dollars	
15,592	**17,388**	**Revenue**	**2,730**	2,434
14,788	**16,750**	Gold income	**2,629**	2,309
(12,305)	**(14,713)**	Cost of sales	**(2,311)**	(1,924)
(786)	**(949)**	Non-hedge derivative loss	**(135)**	(142)
1,697	**1,088**	**Gross profit**	**183**	243
(331)	**(410)**	Corporate administration and other expenses	**(64)**	(51)
(100)	**(84)**	Market development costs	**(13)**	(15)
(283)	**(288)**	Exploration costs	**(45)**	(44)
(200)	**–**	Amortisation of goodwill	**–**	(31)
(69)	**(127)**	Other net operating expenses	**(20)**	(12)
80	**(499)**	Operating special items	**(77)**	12
794	**(320)**	**Operating (loss) profit**	**(36)**	102
318	**155**	Interest received	**25**	49
25	**(29)**	Exchange (loss) gain	**(5)**	4
160	**(211)**	Fair value adjustment on option component of convertible bond	**(32)**	27
(563)	**(690)**	Finance costs and unwinding of decommissioning and restoration obligations	**(108)**	(87)
10	**(5)**	Fair value (loss) gain on interest rate swaps	**(1)**	2
1	**(17)**	Share of associates (loss) profit	**(3)**	–
745	**(1,117)**	**(Loss) profit before taxation**	**(160)**	97
179	**220**	Taxation	**36**	41
924	**(897)**	**(Loss) profit after taxation from continuing operations**	**(124)**	138
		Discontinued operations		
(73)	**(219)**	Loss for the year from discontinued operations	**(36)**	(11)
851	**(1,116)**	**(Loss) profit for the year**	**(160)**	127
		Allocated as follows		
728	**(1,262)**	Equity shareholders of the parent	**(183)**	108
123	**146**	Minority interest	**23**	19
851	**(1,116)**		**(160)**	127
		Basic (loss) earnings per ordinary share (cents)		
319	**(394)**	(Loss) profit from continuing operations [1]	**(56)**	47
(29)	**(83)**	Loss from discontinued operations [1]	**(14)**	(4)
290	**(477)**	(Loss) profit	**(69)**	43
		Diluted (loss) earnings per ordinary share (cents)		
318	**(394)**	(Loss) profit from continuing operations [2]	**(56)**	47
(29)	**(83)**	Loss from discontinued operations [2]	**(14)**	(4)
289	**(477)**	(Loss) profit	**(69)**	43
		Dividends [3]		
350	**232**	Dividends declared per ordinary share (cents)	**36**	56

[1] Calculated on the basic weighted average number of ordinary shares.
[2] Calculated on the diluted weighted average number of ordinary shares.
[3] Dividends are translated at actual rates on date of payment.
    The current period is an indicative amount only.

Rounding of figures may result in computational discrepancies.

Balance sheet

2004	2005	Figures in million	2005	2004
	SA Rands			US Dollars
		ASSETS		
		Non-current assets		
33,239	**37,464**	Tangible assets	**5,905**	5,888
2,458	**2,533**	Intangible assets	**399**	435
43	**223**	Investments in associates	**35**	8
608	**645**	Other investments	**102**	107
202	**1,182**	Inventories	**186**	35
1,055	**243**	Derivatives	**38**	187
55	**124**	Trade and other receivables	**20**	10
–	**279**	Deferred taxation	**44**	–
101	**101**	Other non-current assets	**16**	18
37,761	**42,794**		**6,745**	6,688
		Current assets		
2,285	**2,436**	Inventories	**384**	406
1,700	**1,589**	Trade and other receivables	**250**	302
2,767	**4,280**	Derivatives	**675**	490
5	**43**	Current portion of other non-current assets	**7**	1
148	**52**	Cash restricted for use	**8**	26
1,630	**1,328**	Cash and cash equivalents	**209**	289
8,535	**9,728**		**1,533**	1,514
–	**100**	Non-current assets held for sale	**16**	–
8,535	**9,828**		**1,549**	1,514
46,296	**52,622**	**Total assets**	**8,294**	8,202
		EQUITY AND LIABILITIES		
18,987	**19,047**	Share capital and premium	**3,002**	3,364
(1,197)	**(2,463)**	Retained earnings and other reserves	**(388)**	(213)
17,790	**16,584**	Shareholders' equity	**2,614**	3,151
327	**374**	Minority interests	**59**	58
18,117	**16,958**	**Total equity**	**2,673**	3,209
		Non-current liabilities		
7,262	**10,825**	Borrowings	**1,706**	1,286
1,294	**2,265**	Environmental rehabilitation and other provisions	**356**	230
1,112	**1,249**	Provision for pension and post-retirement benefits	**197**	197
21	**87**	Trade, other payables and deferred income	**14**	4
3,033	**2,460**	Derivatives	**388**	537
7,653	**7,353**	Deferred taxation	**1,159**	1,356
20,375	**24,239**		**3,820**	3,610
		Current liabilities		
2,629	**2,711**	Trade, other payables and deferred income	**427**	466
1,800	**1,190**	Current portion of borrowings	**188**	319
3,007	**6,814**	Derivatives	**1,074**	533
368	**710**	Taxation	**112**	65
7,804	**11,425**		**1,801**	1,383
28,179	**35,664**	**Total liabilities**	**5,621**	4,993
46,296	**52,622**	**Total equity and liabilities**	**8,294**	8,202

Rounding of figures may result in computational discrepancies.

Cash flow statement

2004	2005	Figures in million	2005	2004
SA Rands			US Dollars	
		Cash flows from operating activities		
15,023	**17,175**	Receipts from customers	**2,707**	2,332
(11,501)	**(12,742)**	Payments to suppliers and employees	**(2,008)**	(1,744)
3,522	**4,433**	Cash generated from operations	**699**	588
(12)	**(188)**	Cash utilised by discontinued operations	**(31)**	(2)
(113)	**(104)**	Environmental, rehabilitation and other expenditure	**(16)**	(18)
–	**(61)**	Termination of employee benefit plan	**(10)**	–
(218)	**(188)**	Taxation paid	**(30)**	(34)
3,179	**3,892**	Net cash inflow from operating activities	**612**	534
		Cash flows from investing activities		
		Capital expenditure		
(1,645)	**(1,721)**	– project expenditure	**(270)**	(256)
(2,119)	**(2,879)**	– stay-in-business expenditure	**(452)**	(329)
69	**53**	Proceeds from disposal of tangible assets	**8**	10
–	**27**	Proceeds from disposal of discontinued assets	**4**	–
(196)	**(83)**	Other investments acquired	**(12)**	(30)
–	**(93)**	Associate acquired	**(15)**	–
–	**7**	Proceeds from disposal of investments	**1**	–
(1,523)	**–**	Net acquisition of subsidiaries	**–**	(227)
384	**–**	Cash in the subsidiary acquired	**–**	56
(45)	**112**	Cash restricted for use	**17**	(6)
236	**113**	Interest received	**18**	37
(13)	**(45)**	Loans advanced	**(7)**	(2)
539	**38**	Repayment of loans advanced	**6**	85
(703)	**(415)**	Utilised in hedge restructure	**(69)**	(123)
(5,016)	**(4,886)**	Net cash outflow from investing activities	**(771)**	(785)
		Cash flows from financing activities		
22	**60**	Proceeds from issue of share capital	**9**	3
(1)	**–**	Share issue expenses	**–**	–
7,236	**4,194**	Proceeds from borrowings	**659**	1,077
(5,348)	**(2,183)**	Repayment of borrowings	**(343)**	(818)
(465)	**(471)**	Finance costs	**(74)**	(72)
(1,322)	**(1,051)**	Dividends paid	**(169)**	(198)
228	**–**	Proceeds from hedge restructure	**–**	40
350	**549**	Net cash inflow from financing activities	**82**	32
(1,487)	**(445)**	Net decrease in cash and cash equivalents	**(77)**	(219)
(186)	**143**	Translation	**(3)**	13
3,303	**1,630**	Cash and cash equivalents at beginning of year	**289**	495
1,630	**1,328**	Net cash and cash equivalents at end of year	**209**	289

Rounding of figures may result in computational discrepancies.

Statement of recognised income and expense

2004	2005	Figures in million	2005	2004
SA Rands			US Dollars	
(15)	**(173)**	Actuarial loss on defined benefit retirement plans [1]	**(27)**	(3)
		Net loss on cash flow hedges removed from equity and reported		
867	**391**	in income	**18**	134
236	**(1,281)**	Net (loss) gain on cash flow hedges	**(202)**	48
12	**17**	Gain on available-for-sale financial assets	**2**	2
(286)	**445**	Deferred taxation on items above	**69**	(42)
–	**15**	Share-based payment expense	**2**	–
18	**–**	At acquisition of subsidiary	**–**	3
(2,657)	**1,534**	Net exchange translation differences	**293**	(439)
(1,825)	**948**	Net income (expense) recognised directly in equity	**155**	(297)
851	**(1,116)**	(Loss) profit for the year	**(160)**	127
(974)	**(168)**	Total recognised income and expense for the year	**(5)**	(170)
		Attributable to:		
(1,072)	**(340)**	Equity shareholders of the parent	**(26)**	(194)
98	**172**	Minority interest	**21**	24
(974)	**(168)**		**(5)**	(170)

[1] The cumulative effect of the actuarial gains and losses accounted through equity is a net reduction of $36m, R227m (2004: $22m, R122m) in reserves after deferred taxation of $22m, R131m (2004: $11m, R63m).

Shareholders' diary

Financial year-end		31 December 2005
Annual financial statements	posting on or about	15 March 2006
Annual general meeting	11:00 SA time	5 May 2006

Quarterly reports	**Released on or about**
– Quarter ended 31 March 2006	5 May 2006
– Quarter ended 30 June 2006	27 July 2006
– Quarter ended 30 September 2006	30 October 2006
– Quarter ended 31 December 2006	8 February 2007

Dividends

Dividend number	Date dividend declared	Last date to trade ordinary shares cum dividend	Payment date to shareholders	Payment date to ADS holders	Payment date to GhDS holders
Final – number 99	9 February 2006	23 February 2006	10 March 2006	20 March 2006*	13 March 2006
Interim – number 100	26 July 2006*	11 August 2006*	25 August 2006*	5 September 2006*	28 August 2006*
Final – number 101	7 February 2007*	23 February 2007*	9 March 2007*	19 March 2007*	12 March 2007*

* Approximate dates.

Currency conversion guide at 31 December

One rand was equal to:	2005	2004
Australian dollar	0.21	0.23
British pound	0.09	0.09
Euro	0.13	0.13
Ghanaian cedi	1,434.80	1,577.98
Japanese yen	18.35	18.10
Swiss franc	0.20	0.20
US dollar	0.15	0.18

Notice of annual general meeting

Notice is hereby given that the 62nd annual general meeting of shareholders of AngloGold Ashanti Limited will be held at The Country Club Johannesburg, Napier Road, Auckland Park, Johannesburg, South Africa, on Friday, 5 May 2006, at 11:00, to consider and, if deemed fit, pass, with or without modification, the following ordinary and special resolutions in the manner required by the Companies Act, 61 of 1973, as amended, and subject to the Listings Requirements of the JSE Limited and other stock exchanges on which the company's ordinary shares are listed.

Ordinary business

1. **Ordinary resolution number 1**

   Adoption of financial statements
   "Resolved that the consolidated audited annual financial statements of the company and its subsidiaries, incorporating the auditors' and directors' reports for the year ended 31 December 2005, be received and adopted."

   The reason for proposing ordinary resolution number 1 is to receive and adopt the consolidated annual financial statements of the company and its subsidiaries for the last completed financial year. These are contained within the annual report.

2. **Ordinary resolution number 2**

   Re-election of director
   "Resolved that Mr FB Arisman, who retires in terms of the Articles of Association and who is eligible and available for re-election, is hereby re-elected as a director of the company."

   The reason for proposing ordinary resolution number 2 is because Mr FB Arisman, retires as a director of the company by rotation at the annual general meeting.

   Frank Arisman, MSc (Finance), has been a member of the AngloGold board since April 1998. He resides in New York and retired, after 32 years of service, from JP Morgan Chase, where he held the position of managing director.

3. **Ordinary resolution number 3**

   Re-election of director
   "Resolved that Mrs E le R Bradley, who retires in terms of the Articles of Association and who is eligible and available for re-election, is hereby re-elected as a director of the company."

The reason for proposing ordinary resolution number 3 is because Mrs E le R Bradley retires as a director of the company by rotation at the annual general meeting.

Elisabeth Bradley was appointed to the AngloGold board in April 1998. She is non-executive chairman of Wesco Investments Limited and Toyota South Africa (Proprietary) Limited and a director of a number of other companies. She is deputy chairman of the South African Institute of International Affairs.

4. **Ordinary resolution number 4**

   Re-election of director
   "Resolved that Mr RP Edey who retires in terms of the Articles of Association and who is eligible and available for re-election, is hereby re-elected as a director of the company."

   The reason for proposing ordinary resolution number 4 is because Mr RP Edey retires as a director of the company by rotation at the annual general meeting.

   Russell Edey, FCA, was appointed to the AngloGold board in April 1998 and is currently chairman of the board, having previously served as deputy chairman from December 2000 till May 2003. Based in the United Kingdom, he is deputy chairman of NM Rothschild Corporate Finance and a director of a number of other companies.

5. **Ordinary resolution number 5**

   Re-election of director
   "Resolved that Mr RM Godsell who retires in terms of the Articles of Association and who is eligible and available for re-election, is hereby re-elected as a director of the company."

   The reason for proposing ordinary resolution number 5 is because Mr RM Godsell retires as a director of the company by rotation at the annual general meeting.

   Bobby Godsell, MA, was appointed to the AngloGold board as chief executive officer in April 1998 and as chairman in December 2000. He relinquished his role as chairman of AngloGold in May 2002. He has 29 years of service with companies associated with the mining industry, and has served as a non-executive director of Anglo American plc since March 1999. He is also the immediate past chairman of the World Gold Council.

6. Ordinary resolution number 6

Re-election of director

"Resolved that Dr TJ Motlatsi, who retires in terms of the Articles of Association and who is eligible and available for re-election, is hereby re-elected as a director of the company."

The reason for proposing ordinary resolution number 6 is because Dr TJ Motlatsi retires as a director of the company by rotation at the annual general meeting.

James Motlatsi was appointed to the AngloGold board in April 1998 and as deputy chairman in May 2002. He has been associated with the South African mining industry since 1970, and is a past president of the National Union of Mineworkers. He is chief executive officer of TEBA Limited.

7. Ordinary resolution number 7

Election of director

"Resolved that Mr RE Bannerman, who retires in terms of Article 92 of the Articles of Association and who is eligible and available for election, is hereby elected as a director of the company."

The reason for proposing ordinary resolution number 7 is because Mr RE Bannerman, having been appointed a director since the previous annual general meeting, holds office only until this year's annual general meeting.

Reginald Bannerman, MA (Oxon), LLM (Yale), was appointed to the board in February 2006. He is currently the principal partner at Messrs Bruce-Lyle, Bannerman & Thompson Attorneys in Ghana. He is a member of the General Legal Council of Ghana and a member of the board of the Valco Trust Fund, the largest privately run trust in Ghana. A former lecturer in law at the Ahmadu Bello University in Nigeria, Reginald was also formerly the mayor of Accra, the capital city of Ghana.

8. Ordinary resolution number 8

Election of director

"Resolved that Mr R Carvalho Silva, who retires in terms of Article 92 of the Articles of Association and who is eligible and available for election, is hereby elected as a director of the company."

The reason for proposing ordinary resolution number 8 is because Mr R Carvalho Silva,

having been appointed a director since the previous annual general meeting, holds office only until this year's annual general meeting.

Roberto Carvalho Silva, BAcc, BCorp Admin, joined the Anglo American group in Brazil in 1973 and was appointed president and CEO of AngloGold South America in January 1999. He became executive officer, South America for AngloGold in 2000 and chief operating officer – international in May 2005 when he was appointed to the board.

9. Ordinary resolution number 9

Election of director

"Resolved that Mr R Médori who retires in terms of Article 92 of the Articles of Association and who is eligible and available for election, is hereby elected as a director of the company."

The reason for proposing ordinary resolution number 9 is because Mr R Médori, having been appointed a director since the previous annual general meeting, holds office only until this year's annual general meeting.

René Médori, Doctorate Economics, Grad (Fin), was appointed to the AngloGold Ashanti board in August 2005. He is the finance director of Anglo American plc.

10. Ordinary resolution number 10

Election of director

"Resolved that Mr NF Nicolau who retires in terms of Article 92 of the Articles of Association and who is eligible and available for election, is hereby elected as a director of the company."

The reason for proposing ordinary resolution number 10 is because Mr NF Nicolau, having been appointed a director since the previous annual general meeting, holds office only until this year's annual general meeting.

Neville Nicolau, B Tech (Min Eng), MBA, was appointed the executive officer responsible for AngloGold's South Africa region in November 2001 and chief operating officer – Africa in May 2005 when he was appointed to the board. He has 27 years of experience in the mining industry.

11. Ordinary resolution number 11

Election of director

"Resolved that Mr S Venkatakrishnan who retires in terms of Article 92 of the Articles of Association and who is eligible and available for election, is hereby elected as a director of the company."

The reason for proposing ordinary resolution number 11 is because Mr S Venkatakrishnan, having been appointed a director since the previous annual general meeting, holds office only until this year's annual general meeting.

Srinivasan Venkatakrishnan (Venkat), BCom, ACA (ICAI), was the finance director of Ashanti Goldfields Company Limited from 2000 until the merger with AngloGold in 2004. Prior to joining Ashanti, Venkat was a director in the Reorganisation Services Division of Deloitte & Touche in London. He was appointed to the board of AngloGold Ashanti in August 2005.

12. Ordinary resolution number 12

Placement of shares under the control of the directors
"Resolved that subject to the provisions of the Companies Act (Act 61) of 1973, as amended, and the Listings Requirements of the JSE Limited, from time to time, the directors of the company are hereby, as a general authority and approval, authorised to allot and issue, in their discretion, and for such purposes as they may determine, up to 10% of the authorised but unissued ordinary shares of 25 cents each in the share capital of the company remaining after setting aside so many ordinary shares of 25 cents each as may be required to be allotted and issued by the company pursuant to the AngloGold Limited Share Incentive Scheme, the Long-Term Incentive Plan and the Bonus Share Plan and for purposes of the conversion of the US$1,000,000,000, 2.375% Guaranteed Convertible Bonds issued by AngloGold Ashanti Holdings plc."

The reason for proposing ordinary resolution number 12 is to seek a general authority placing a portion of the unissued ordinary shares of the company under the control of the directors. The directors consider it advantageous to renew this authority to enable the company to take advantage of business opportunities which might arise in the future.

13. Ordinary resolution number 13

Issuing of shares for cash
"Resolved that, subject to Ordinary Resolution No. 12 being passed and in terms of the Listings Requirements of the JSE Limited (JSE) from time to time (the JSE Listings Requirements), the directors are hereby

authorised to allot and issue for cash without restrictions to any public shareholder, as defined by the JSE Listings Requirements, as and when suitable opportunities arise, in their discretion, the authorised but unissued ordinary shares of 25 cents each in the share capital of the company which were placed under the control of the directors as a general authority in terms of Ordinary Resolution No. 12, subject to the following conditions:

(a) this authority shall only be valid until the next annual general meeting but shall not extend beyond 15 months;

(b) a paid press announcement giving full details, including the impact on net asset value and earnings per share, be published after any issue representing, on a cumulative basis within one financial year, 5% or more of the number of ordinary shares in issue prior to the issue concerned;

(c) the issues for cash in the aggregate in any one financial year shall not exceed 10% of the number of shares of the company's unissued ordinary share capital;

(d) in determining the price at which an issue of shares for cash will be made in terms of this authority, the maximum discount permitted shall be 10% of the weighted average traded price of the ordinary shares on the JSE (adjusted for any dividend declared but not yet paid or for any capitalisation award made to shareholders), over the 30 business days prior to the date that the price of the issue is determined or agreed by the directors of the company; and

(e) this authority includes the issue of shares arising from any options or convertible securities issued for cash other than in respect of which a specific authority for such issue has been obtained."

The reason for proposing ordinary resolution number 13 is that the directors consider it advantageous to renew this authority to enable the company to take advantage of any business opportunity which might arise in the future. The proposed renewal of this authority is in compliance with the JSE Listings Requirements relating to the issue of shares for cash.

A 75% majority of the votes cast by shareholders present or represented by proxy at the meeting is required for the approval of this ordinary resolution.

Special business

14. Ordinary resolution number 14

President's remuneration
"Resolved that, in accordance with the provisions of Article 73 of the Articles of Association, the remuneration for the president of the company, including his remuneration as a director, shall, with effect from 6 May 2006, be R300,000 per annum, payable quarterly in arrear. The remuneration payable shall be in proportion to the period that the president has held office during the year."

The reason for proposing this ordinary resolution is because the office of the president has become non-executive. This will bring the remuneration of the president to an equitable level. This resolution is in addition to the resolution passed by shareholders at the annual general meeting of the company on 29 April 2004 (when the office of president had then not been created) in connection with directors' revised fees, which included travel allowances. On the basis of the current 12 non-executive directors, their aggregate annual remuneration payable in rands will increase from R1,180,000 to R1,370,000 and that payable in dollars will remain unchanged at $162,000.

Executive directors do not receive payment of directors' remuneration.

The company will disregard any votes cast by:

– the chairman, deputy chairman, president, non-executive directors and executive directors;

– an associate of that person or group of persons stated above;

However, the company will not disregard a vote if:

– it is cast by a person as proxy for a person who is entitled to vote in accordance with the directions on the proxy form; or

– it is cast by the person chairing the meeting as a proxy of a person who is entitled to vote in accordance with a direction on the proxy form to vote as the proxy decides.

15. Special resolution number 1

Acquisition of company's own shares
"Resolved that the acquisition in terms of Section 85 of the Companies Act (Act 61) of 1973, as amended, (the Act) and the Listings Requirements of the JSE Limited (JSE) from time to time (the JSE Listings Requirements), by the company of ordinary shares issued by the company, and the acquisition in terms of Section 89 of the Act and the JSE Listings Requirements by the company and any of its subsidiaries, from time to time, of ordinary shares issued by the company, is hereby approved as a general approval, provided that:

– any such acquisition of shares shall be implemented through the order book operated by the JSE trading system and done without any prior understanding or arrangement between the company and the counter party; and/or on the open market of any other stock exchange on which the shares are listed or may be listed and on which the company may, subject to the approval of the JSE and any other stock exchange as necessary, wish to effect such acquisition of shares;

– this approval shall be valid only until the next annual general meeting of the company, or for 15 months from the date of this resolution, which-ever period is shorter;

– an announcement containing details of such acquisitions will be published as soon as the company, or the subsidiaries collectively, shall have acquired ordinary shares issued by the company constituting, on a cumulative basis, not less than 3% of the number of ordinary shares in the company in issue as at the date of this approval; and an announcement containing details of such acquisitions will be published in respect of each subsequent acquisition by either the company, or by the subsidiaries collectively, as the case may be, of ordinary shares issued by the company, constituting, on a cumulative basis, not less than 3% of the number of ordinary shares in the company in issue as at the date of this approval;

– the company, and its subsidiaries collectively, shall not in any financial year be entitled to acquire ordinary shares issued by the company constituting, on a cumulative basis, more than 20% of the number of ordinary shares in the company in issue as at the date of this approval;

– shares issued by the company may not be acquired at a price greater than 10% above the weighted average market price of the company's shares for the five business days immediately preceding the date of the relevant acquisition."

The reason for this special resolution is to grant the directors of the company a general authority for the acquisition of the company's ordinary shares by the company, or by a subsidiary of the company.

The effect of this special resolution will be to authorise the directors of the company to procure that the company or any of its subsidiaries may purchase ordinary shares issued by the company on the JSE or any other stock exchange on which the company's shares are or may be listed.

The directors, after considering the effect of a repurchase, up to the maximum limit, of the company's issued ordinary shares, are of the opinion that if such repurchases were implemented:

– the company and the group would be able in the ordinary course of business to pay its debts for a period of 12 months after the date of the notice issued in respect of the annual general meeting;

– the assets of the company and the group would be in excess of the liabilities of the company and the group for a period of 12 months after the date of the notice issued in respect of the annual general meeting. For this purpose, the assets and liabilities would be recognised and measured in accordance with the accounting policies used in the latest audited group annual financial statements;

– the ordinary capital and reserves of the company and the group would be adequate for a period of 12 months after the date of notice issued in respect of the annual general meeting; and

– the working capital of the company and the group would be adequate for a period of 12 months after the date of

notice issued in respect of the annual general meeting.

At the present time the directors have no specific intention with regard to the utilisation of this authority which will only be used if the circumstances are appropriate.

The company will ensure that its sponsor provides the necessary sponsor letter on the adequacy of the working capital in terms of section 2.12 of the Listings Requirements of the JSE prior to the commencement of any purchases of the company's shares on the open market.

In terms of section 11.23 of the Listings Requirements of the JSE, the following information is disclosed in the full Annual Report 2005 which is available on request and on the company website as set out on page 35 of this report:

	Page
Directors and management	23 to 26
Major shareholders	118 and 265
Material change	124
Directors' interest in securities	125
Share capital of the company	118 and 119
Responsibility statement	126
Litigation	124

Voting instructions

A shareholder entitled to attend and vote at the annual general meeting may appoint one or more proxies to attend, speak and, on a poll, vote in his/her stead. A proxy need not be a shareholder of the company.

Duly completed proxy forms must be received by the share registrars by no later than 11:00 (South African time) on Wednesday, 3 May 2006.

In accordance with the AngloGold Ashanti Depositary Securities (GhDSs) Agreement dated 26 April 2004, a voting instruction form accompanies the report sent to holders of GhDSs (Holders). Holders may direct the Depositary via the voting instruction forms to vote on their behalf in the manner such Holders may direct.

Shareholders on the South African register who have dematerialised their shares in the company (other than those shareholders whose shareholding is recorded in their own name in the sub-register maintained by their Central Securities Depository Participant (CSDP)) and who wish to attend the annual general meeting in person, will need to request their CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into between them and the CSDP or broker.

By order of the board

Ms Y Z Simelane
Managing Secretary

Johannesburg
15 March 2006

Registered and corporate office

11 Diagonal Street
Johannesburg
2001
South Africa

Important notes about the annual general meeting (AGM)

Date

Friday, 5 May 2006.

Venue

The Country Club Johannesburg, Napier Road, Auckland Park, Johannesburg, South Africa.

Timing

The AGM will start promptly at 11:00.

Refreshments

Refreshments will be served after the meeting.

Admission

Shareholders and others attending the AGM are asked to register at the registration desk at the venue. Shareholders and proxies may be required to provide proof of identity.

Security

Secured parking is provided at the venue. Mobile telephones should be switched off during the AGM.

Enquiries and questions

Shareholders who intend to ask a question related to the business of the AGM or on related matters are asked to furnish their name, address and question(s) at the registration desk. Personnel will be available to provide any advice and assistance required.

Queries about the AGM

If you have any queries about the AGM, please telephone any of the contact names listed on page 35 of this report.

Administrative information

AngloGold Ashanti Limited

Registration No. 1944/017354/06
Incorporated in the Republic of
South Africa

Share codes:

ISIN: ZAE000043485
JSE:	ANG
LSE:	AGD
NYSE:	AU
ASX:	AGG
GSE (Shares):	AGA
GSE (GhDS):	AADA
Euronext Paris:	VA
Euronext Brussels:	ANG

JSE Sponsor: UBS

Auditors: Ernst & Young

Offices

Registered and Corporate
11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 21 772190
Fax: +233 21 778155

United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989

Directors

Executive
R M Godsell (Chief Executive Officer)
R Carvalho Silva §
N F Nicolau
S Venkatakrishnan *
K H Williams

Non-Executive
R P Edey * (Chairman)
Dr T J Motlatsi (Deputy Chairman)
F B Arisman #
R E Bannerman ‡
Mrs E le R Bradley
C B Brayshaw
Dr S E Jonah KBE ‡
R Médori † (Alternate: P G Whitcutt)
W A Nairn (Alternate: A H Calver *)
S R Thompson *
A J Trahar
P L Zim (Alternate: D D Barber)

* British	# American	‡ Ghanaian
† French	§ Brazilian	

Officers
Managing Secretary: Ms Y Z Simelane
Company Secretary: C R Bull

Contacts

South Africa
Charles Carter
Telephone: +27 11 637 6385
Fax: +27 11 637 6400
E-mail: cecarter@AngloGoldAshanti.com

Michael Clements
Telephone: +27 11 637 6647
Fax: +27 11 637 6400
E-mail:
mclements@AngloGoldAshanti.com

Clement Mamathuba
Telephone: +27 11 637 6223
Fax: +27 11 637 6400
E-mail:
cmamathuba@AngloGoldAshanti.com

United States of America
Andrea Maxey
Telephone: (800) 417 9255 (toll free in
USA and Canada) or +1 212 750 7999
Fax: +1 212 750 5626
E-mail: amaxey@AngloGoldAshanti.com

General E-mail enquiries
investors@AngloGoldAshanti.com

AngloGold Ashanti website
http://www.AngloGoldAshanti.com

Share Registrars

South Africa
Computershare Investor Services 2004
(Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 724 (in SA)
Fax: +27 11 688 5222
web.queries@computershare.co.za

United Kingdom
Computershare Investor Services PLC
PO Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 702 0000
Fax: +44 870 703 6119

Australia
Computershare Investor Services
Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 7010 (in Australia)
Fax: +61 8 9323 2033

Ghana
NTHC Limited *
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 21 238492-3
Fax: +233 21 229975

* GhDS registrars

ADR Depositary

The Bank of New York (BoNY)
Investor Services, P O Box 11258
Church Street Station
New York, NY 10286-1258
United States of America
Telephone: +1 888 269 2377 (Toll free in
USA) or +9 610 382 7836 outside USA)
E-mail: shareowners@bankofny.com
Website: http://www.stockbny.com

Global BuyDIRECTSM
BoNY maintains a direct share purchase
and dividend reinvestment plan for
AngloGold Ashanti.

Telephone: +1-888-BNY-ADRS

The full Annual Report 2005 is available on request in printed or CD format from the contacts whose details appear above or on the Internet at the above website address. In addition, AngloGold Ashanti must by no later than 30 June 2006 produce a Form 20-F (a report required by the Securities and Exchange Commission in the United States), copies of which will be available free of charge on EDGAR at www.sec.gov, or from the contacts detailed above.

Supplementary information on Mineral Resources, Ore Reserves and development, prepared on a business unit basis, is obtainable from the above sources as well as in PDF format on the AngloGold Ashanti website. Plans of the South Africa region underground workings are also available on request.



Notes



Produced by: Russell & Associates
37906



AngloGold Ashanti

www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: MARCH 15, 2006   By: _____

Name: C R Bull
Title: Company Secretary